UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 333-144509

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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB

              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: March 31, 2009

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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                               Bosco Holdings, Inc.

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                             Full Name of Registrant

                              Bosco Flooring, Inc.

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                            Former Name if Applicable

                           26 Utkina Street, Suite 10

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            Address of Principal Executive Office (Street and Number)

                             Irkutsk, Russia 664007

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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the prescribed due date; or the  subject  quarterly  report or  transition  report on Form 10-Q,  or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB,  N-SAR, or other transition  report or portion thereof, could not be filed within the prescribed period.

Management of Bosco Holdings, Inc. formerly known as Bosco Flooring, Inc., a

Nevada corporation (the "Company"), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its audited financial statements required to prepare its Annual Report on Form 10-K for fiscal year ended March 31, 2009. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Annual Report. Management anticipates the filing of its Annual Report within the extension period provided.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

           Alexander Dannikov           +7-3952             681877

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           (Name)                     (Area Code)     (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s).

[X] YES [ ] NO

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change,  both narratively,  and, if  appropriate,  state the  reasons  why a  reasonable  estimate of the results cannot be made.

                              Bosco Holdings, Inc.

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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: June 29, 2009                         By: /s/ Alexander Dannikov

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                                            President/Chief Executive Officer